

March 16, 2012

Tian Su Hua
President and Chief Executive Officer
Vantone Realty Corporation
12520 Al Westheimer #139
Houston, Texas 77077

> **Re:** **Vantone Realty Corporation**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed March 5, 2012 and March 12, 2012**
> **File No. 333-179302**

Dear Ms. Hua:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1. Please identify your amended registration statement as Amendment No. 3. While we understand that your March 12 filing was made to provide a marked copy showing the changes you made in Amendment No. 1, our records now indicate that you have filed two amendments to the registration statement.

Prospectus Cover Page

2. Please revise the cover page of the prospectus to include in bold or highlighted print a cross-reference to your risk factors. See Item 501(b)(5) of Regulation S-K.

Item 6. Dilution, page 13

3. We note your response to comment one in our letter dated February 28, 2012. Please revise the table to state that 3,000,000 shares sold represent 60% of the total offering of common stock (rather than 4,000,000).

Plan of Operation, page 24

4. We note your disclosed projection of building activities over the next three years. The table reflects that you plan to build up to eight homes. Please confirm to us that the residential lot you currently own is large enough to accommodate up to eight homes. If it is not, then please revise your disclosure to discuss the number of homes you are able to build on the land you currently own, disclose when you intend to purchase additional land and how you intend to fund the land purchase.

(G) Directors and Executive Officers, page 26

5. We note that the general warranty deed filed as Exhibit 99 indicates that Tian Su Hua conveyed the lot to your company in her capacity as President of Angel Charitable Foundation. Please revise the information in this section include Tian Su Hua's business experiences as it relates to this entity.

(J) Certain Relationships and Related Transactions, page 29

6. Please revise this section to clarify the terms of the transaction in which the residential lot was transferred to the company. In this regard, we note that the general warranty deed indicates that the lot was transferred in exchange for $25,000 in cash. Please also make consistent changes regarding the transaction throughout your registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Kevin M. Murphy